Capitalisation and Indebtedness
Exhibit 99.1

The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 31 December 2025.

2025
As at 31 December	(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58

£m
Group equity
Called up share capital and share premium	2,346
Other equity instruments	10,446
Other reserves	(179)
Retained earnings	49,700
Total equity	62,313
Group indebtedness
Subordinated liabilities	45,239
Subordinated liabilities designated at fair value	587
Debt securities in issue at amortised cost	57,229
Debt securities in issue designated at fair value	85,086
Total indebtedness	188,141
Total capitalisation and indebtedness	250,454
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,890
Performance guarantees, acceptances and endorsements	9,743
Total contingent liabilities	26,633
Documentary credits and other short-term trade related transactions	1,103
Standby facilities, credit lines and other commitments	354,285
Total commitments	355,388

As at 31 December 2025, £17.2bn of our indebtedness was secured.
Barclays Bank PLC 2025 Annual Report on Form 20-F